                          UNITED STATES DISTRICT COURT

                         CENTRAL DISTRICT OF CALIFORNIA

LITTON SYSTEMS, INC., a Delaware   )
corporation, and LITTON SYSTEMS    )
CANADA, LIMITED, a Canadian        )    CASE No. CV 90-4823 MRP
corporation                        )
                                   )    MEMORANDUM OF DECISION
                  Plaintiffs,      )
                                   )
              v.                   )
                                   )
HONEYWELL, INC., a Delaware        )
corporation,                       )
                                   )
                  Defendant.       )
-----------------------------------

                                  BACKGROUND

     Litton Systems, Inc. ("Litton Systems") was originally the sole plaintiff in this antitrust action against Honeywell, Inc. ("Honeywell"). Litton Systems and Honeywell are competitors in the market for ring laser gyroscope inertial reference systems ("RLG-IRSs"); both companies sell RLG-IRSs to airplane manufacturers and airlines and provide repair and maintenance services for these systems. In 1990, Litton Systems brought suit alleging that Honeywell had monopolized and attempted to monopolize the market for the RLG-IRS product. At the 1996 trial, Litton Systems claimed damages not only for its own losses, but also for losses suffered by Litton Systems Canada, Ltd. ("LSL"), the manufacturer of the RLG-IRSs sold by Litton

Systems. Both Litton Systems and LSL are subsidiaries of Litton Industries, Inc. ("Litton Industries"). Litton Industries and Litton Systems are incorporated in the United States ("U.S."), whereas LSL is a Canadian company. At the conlcusion of the 1996 trial, the jury awarded Litton Systems $234 million in damages on the claim of monopolization. The jury failed to reach a verdict on the question of damages for the attempted monopolization claim, and the Court declared a mistrial on this claim.

     Honeywell contested Litton Systems' standing to recover damages for LSL's losses in its Motion for Judgment as a Matter of Law following the 1996 trial. However, the Court did not reach the standing issue at that time, because it granted Honeywell's Motion for a New Trial on the issue of damages for the monopolization claim. Honeywell raised the issue of Litton Systems' standing again in a Motion in Limine prior to the 1998 damages re-trial. Litton Systems countered by filing a Motion to Amend Complaint, seeking to add LSL as a party in order to conform to the proof offered at the 1996 trial. The Court permitted Litton Systems to amend its complaint to add LSL.

     The Second Amended Complaint alleges that LSL is a Canadian corporation and a wholly owned subsidiary of Litton Industries, Inc., that LSL is a manufacturer and servicer of gyroscopes and other RLG-IRS components, and that these components are incorporated in RLG-IRS systems that are "designed, manufactured, marketed, sold and serviced within the relevant market" in which Honeywell also engages. SEE Second Amended Complaint, PARA 5. The complaint's allegations thereafter refer to both plaintiffs collectively as "Litton," and the harms suffered by LSL are not distinguished from those suffered by Litton Systems. SEE ID., PARAS 20-57. Indeed, the complaint treats the two plaintiffs as a single entity, referring to the existence of "only two suppliers, Litton and Honeywell, worldwide," ID., PARA 18, and to the

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

collective "Litton" as being "the only competitor offering alternative RLG-IRS systems," ID., PARA 16.

     Throughout the course of this litigation, the evidence has been consistent with respect to LSL. It operated primarily as a supplier to Litton Systems, manufacturing the RLG-IRSs and selling them to Litton Systems at prices determined by arms-length negotiations. Litton Systems then resold the product to its customers in competition with Honeywell.(1) LSL also had a secondary and distinct role as a competitor in the RLG-IRS market: it made a small number of direct sales to Canadian customers in the relevant market.(2) Plaintiffs did not offer any evidence to suggest that these Canadian sales were interrelated in any way with LSL's sales to Litton Systems.

     The vast majority of LSL's claimed damages relate to its sales to Litton Systems. LSL claimed $5,884,601 in actual losses, of which only $885,764 was due to sales to customers other than Litton Systems. SEE Table 57, Final Expert Report of Dr. John C. Beyer. LSL's claim for an additional $32 million in but-for profits was based solely on profits from additional sales to Litton Systems; LSL did not offer

-----------------

     (1) In the 1996 trial, Trevor Ratcliffe, LSL employee, testified: "Since we were a manufacturer of [Litton Systems'] product, we were not selling to airlines. We were selling entirely to Aero Products [a division of Litton Systems]." SEE Declaration of John R. Denny in Support of Litton's Motion to Amend Complaint, Ex. B, at 74 (filed 10/27/98) (at 3199 of 1996 trial transcript). Similarly, Joseph Caligiuri testified in his deposition that LSL sold gyroscopes to Litton Systems in an arms-length transaction: LSL "was a manufacturer for [Litton Systems]." SEE Declaration of Robert H. Wright in Support of Honeywell's Memorandum Regarding Dr. Beyer's "Decomposition Procedures" and LSL Share of Total Lost Profits, Ex. G, at 49 (filed 11/6/98) (at 64 of Caligiuri deposition).

     (2) Trevor Ratcliffe also testified in the 1996 trial that LSL "did have some small Canadian domestic orders for the product." SEE Denny Declaration at 82 (at p. 3210 of 1996 trial transcript).

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evidence to suggest that it would have made additional direct sales in the
RLG-IRS market.(3) LSL also did not claim any damages for actual losses or but-for profits on the repair of RLG-IRSs. SEE Note, Table 57, Final Expert Report of Dr. John C. Beyer. Therefore, of LSL's $37.9 million in claimed losses,(4) only $885,764 related to direct sales in the RLG-IRS market in Canada. The remainder of the damages

------------------------
     (3) In his charts decomposing his damage estimate for the jury, Dr. Beyer attributed all but-for sales to Canadian airlines to Litton Systems, not LSL. In fact, Dr. Beyer did not include any sales by LSL to any customer in his chart of additional sales in the but-for world. SEE Plaintiffs Exhibit 8401. Had Dr. Beyer attributed other, independent sales to LSL, the Court's ruling that he must decompose his damage estimate would have required him to identify those sales for the jury and to explain to them how LSL's damages could be reduced if they did not believe the evidence indicated that LSL would have made those additional sales in the but-for world. Instead, Dr. Beyer's exhibit demonstrating how to reduce LSL's damages permitted reductions solely in direct relation to the jury's deletion of but-for sales by Litton Systems, indicating that LSL's but-for profits were driven solely by Litton Systems' additional sales in the but-for world. SEE Plaintiff's
Exhibit 8402.
     Dr. Beyer's trial testimony is internally inconsistent on this point. He indicated during his direct examination that LSL's additional but-for profits were derived from additional sales to Litton Systems, stating that he had computed but-for profits by figuring LSL's costs in the but-for world and applying the 5% profit margin that "Litton uses as its guideline for sales that are made between different divisions within the Litton family of companies." 11/13/98 trial transcript at 2092. Under cross-examination, Dr. Beyer first asserted that LSL would have some additional Canadian sales in the but-for world, but then stated that none of the additional but-for Canadian sales listed in his charts should be attributed to LSL rather than Litton Systems. SEE 11/17/98 trial transcript at 2366-67. Since Dr. Beyer did not identify specific additional sales that LSL would have made to independent customers in the but-for world at any point during his testimony or in his report, nor did his decomposition method indicate any additional sales by LSL to anyone but Litton Systems, the Court does not place any credence in Dr. Beyer's bald statement under cross-examination that LSL would have had additional Canadian but-for sales.

     (4) The more precise amounts cited earlier were rounded up to this figure in presentation to the jury. Dr. Beyer also presented a second, higher estimate of $42.7 million in damages to LSL. SEE 4/13/98 transcript, at 2093; Plaintiff's Exhibit 9086.

were based on LSL's sales to Litton Systems. The jury found Honeywell liable for $220 million in damages to Litton Systems and $30 million in damages to LSL.

     In its Motion for Judgment as a Matter of Law, Honeywell contends that the Court lacks subject matter jursidiction over LSL's claims. The Court finds that LSL does not have standing to raise claims regarding its sales to Litton Systems because it was acting as a supplier and did not participate in the relevant market. The Court also finds that there is no subject matter jurisdiction over LSL's claims based on its sales in Canada because those losses were unrelated to the effect of Honeywell's conduct on U.S. commerce.

                                    ANALYSIS

I.  SUPPLIER STANDING

    This section addresses only LSL's standing to bring its claims regarding sales to Litton Systems, since Honeywell does not challenge LSL's standing to bring its claims for sales to customers in the relevant market.

    A. LSL DOES NOT HAVE STANDING UNDER THE ASSOCIATED GENERAL CONTRACTORS
TEST.

    The Supreme Court has specified five factors to be weighed in determining whether a plaintiff has antitrust standing: 1) the nature of the plaintiff's injury; 2) the directness of the injury, or its causal connection to the violation; 3) the speculative measure of the harm; 4) the risk of duplicative recovery and difficulty of apportioning damages; and 5) the existence of more direct victims.(5)
---------------------------
    (5) The list of ASSOCIATED GENERAL CONTRACTORS factors has varied somewhat in the Ninth Circuit case law; however, the variations are minor. Sometimes the fourth factor listed here is treated as two separate factors, and sometimes the existence of more direct victims is discussed under another factor rather than being addressed separately. SEE, E.G., AMAREL V. CONNELL, 102 F.3d 1494, 1507 (9th Cir. 1997); LUCAS V. BECHTEL CORP., 800 F.2d 839,
844 (9th Cir.

SEE ASSOCIATED GENERAL CONTRACTORS, INC. V. CALIFORNIA STATE COUNCIL OF CARPENTERS, 459 U.S. 519, 537-44 (1983). Courts have generally found that suppliers do not have standing to bring claims under the Sherman Act for damages they suffered as a secondary result of antitrust injury to their customers. SEE SAS OF PUERTO RICO V. PUERTO RICO TEL. CO., 48 F.3d 39, 44 (1st Cir. 1995); 2 Areeda & Hovenkamp, Antitrust Law PARA 375d, at 302. Suppliers have, however, succeeded in establishing standing when they could show that they were competitors and targets of the defendants, because they have thereby demonstrated a direct relationship to the antitrust violation. SEE AMAREL V. CONNELL, 102 F.3d 1494, 1510 (9th Cir. 1996). In this case, consideration of the relevant factors reveals that LSL's losses in its sales to Litton Systems are a secondary result of antitrust injury to Litton Systems and are not directly related to Honeywell's antitrust violations.

     The first three factors address the relationship between the harm to the plaintiff and the alleged antitrust violation. A plaintiff suffers antitrust injury when it experiences losses because its ability to participate in the relevant market has been impaired by the defendant's anti-competitive conduct. SEE BRUNSWICK CORP. V. PUEBLO BOWL-O-MAT, INC., 429 U.S. 477, 487-88
(1977). The nexus between the harm to competition and the harm to the plaintiff is central to this analysis. SEE ID. Competition in the RLG-IRS market allegedly was stifled by Honeywell's monopolization, and it was the monopolistic aspect of Honeywell's conduct that prevented Litton Systems from successfully competing in that market and caused its losses; Honeywell used its market power to make long-term exclusive arrangements with

--------------------
1986); EXHIBITORS' SERVICE, INC. V. AMERICAN MULTI-CINEMA, INC., 788 F.2d 574, 578 (9th Cir. 1986). Since all of the factors are interrelated and are to be balanced, these slight differences do not affect the analysis here.

customers and bar Litton Systems from making sales. But the nature of LSL's injury was a reduction in orders from a customer, Litton Systems, as a secondary result of the monopoly in Litton Systems' sales market. LSL did not suffer any impairment of its ability to compete for these sales; rather, it was harmed by Litton Systems' attempts to mitigate its own losses. Any cause that impelled Litton Systems to try to contain lost profits by reducing production, whether anti-competitive or not, would have caused the same harm to LSL. A reduction in orders from customers who have themselves suffered antitrust injury, and the consequences to a company's production and profit levels, is not the kind of injury the antitrust laws were intended to prevent.

     Similarly, LSL's decreased sales to Litton Systems are an indirect result of the antitrust violation. There are several links in the causal chain between Honeywell's conduct and LSL's losses. Honeywell's conduct affected Litton Systems' ability to compete in its sales market. Litton Systems then made independent decisions about how to react to this problem, including decisions about which contracts to pursue and what sort of product it wished to market. It was only after the effect of Honeywell's conduct was filtered through this decision-making process that LSL's profits were affected.

     LSL's damages are not particularly speculative. Although LSL's damages from its sales to Litton Systems are indirect, they are linked to and driven by Litton System's losses, because LSL was Litton Systems' sole outside RLG-IRS manufacturer. Therefore, although the losses are indirect, they are fairly certain.

     The fourth and fifth factors, duplicative recovery/apportionment of recovery and existence of a more direct victim, focus on the concern that there may be a more appropriate plaintiff to bring the action. It is duplicative for companies at different points in the chain of distribution to receive damages for their losses on what was ultimately the same transaction in the relevant market. SEE ASSOCIATED GENERAL CONTRACTORS, 459 U.S. at 544. Therefore, in this case, it is duplicative for both Litton Systems and LSL to receive damages for losses on Litton Systems' actual and but-for sales to customers. Apportionment of recovery is not difficult in this case, however, because there are only two parties at issue.

     Finally, Litton Systems is the most direct victim for losses on sales it made to customers in the relevant market. Furthermore, Litton Systems has actually brought its claim and has been compensated for its losses, eliminating any justification for permitting LSL, as an indirect victim, to bring a claim in pursuit of the public interest in protecting competition through antitrust enforcement. SEE ID. at 542.

     Weighing these factors, it is apparent that LSL does not have standing to bring its claims for losses in sales as a supplier to Litton Systems. Litton Systems is the party who was directly injured by Honeywell's conduct. LSL's losses stem primarily from its contractual and corporate relationship with Litton Systems and only indirectly from Honeywell's anti-competitive acts. Furthermore, this conclusion is proper in light of the rule that companies linked by the chain of distribution to competitors in the relevant market should not be permitted to recover antitrust damages on that basis. SEE ASSOCIATED GENERAL CONTRACTORS, 459 U.S. at 544; SAS, 48 F.3d at 44. If LSL were permitted to recover damages on these transactions in which it served solely as a supplier to Litton Systems, it is difficult to imagine why LSL's suppliers could not recover for their losses as well. The logical stopping point for the recovery of damages by companies in the chain of distribution is with the parties who directly participate in the relevant market.

     B. LSL'S TIES TO LITTON SYSTEMS AND CANADIAN SALES DO NOT ESTABLISH STANDING FOR ITS SUPPLIER CLAIMS.

     LSL argues that its corporate relationship to Litton Systems and its participation in the relevant market through its Canadian sales demonstrate that it was a competitor and target of Honeywell and establish its antitrust standing. However, the existence of a corporate relationship between Litton Systems and LSL does not itself make Litton Systems' sales in the IRS market a basis for antitrust damages for LSL. In order to be considered a competitor in the IRS marketplace by virtue of its sales to Litton Systems, LSL would have to demonstrate some of the hallmarks of a market participant, such as a contractual share in Litton Systems' profits in the relevant market. SEE AMAREL, 102 F.3d at 1509. But rather than sharing in Litton Systems' profits in the RLG-IRS market, LSL negotiated independent prices for its IRS sales to Litton Systems. Nor did LSL, by virtue of its corporate relationship to Litton Systems, play any part in Litton Systems' competition in the IRS market.

     LSL points to the Supreme Court decision in BLUE SHIELD OF VIRGINIA V. MCCREADY to support the proposition that a non-competitor whose injury is closely tied to the antitrust violation has standing to bring a claim based on that violation. SEE 457 U.S. 465 (1982). However, in BLUE SHIELD, the plaintiff was directly involved in the relevant market, albeit as a consumer rather than a competitor. SEE ID. at 480. Furthermore, the Supreme Court's description of the BLUE SHIELD plaintiff's injury as "inextricably interwined" with the violation referred to a relationship far closer than LSL's tie to Honeywell's conduct. The injury to the BLUE SHIELD plaintiff was the very means used by the defendants to effect their anti-competitive goals, and the plaintiff and certain other customers bore the initial, direct injury from the violation. SEE ID. at 479. In contrast, except for its Canadian sales, LSL is only circumstantially connected to the antitrust violation because of its contractual relationship to Litton Systems. To extend the "inextricably intertwined" language to

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every party whose profits depend on the success of contracts with a company that is a directly injured competitor in the relevant market would sweep in vast categories of plaintiffs who have consistently been barred from bringing suit. SEE SAS, 48 F.3d at 46; SEE ALSO BRIAN CLEWER, INC. V. PAN AMERICAN WORLD AIRWAYS, INC., 674 F. Supp 782, 787 (C.D. Cal. 1986). Because LSL's actual function was merely that of a supplier to Litton Systems, its corporate tie does not serve to establish it as a market competitor.

     LSL did participate directly in the RLG-IRS market in its Canadian sales. However, that direct market participation does not extend standing to LSL for all losses, however unrelated. In the Ninth Circuit case relied on by LSL, the supplier was also a competitor and target in all the transactions at issue. SEE AMAREL, 102 F.3d at 1508-10. In contrast, LSL acted in two distinct roles: in its sales as a supplier to Litton Systems it did not play any role in the relevant market, and its direct sales as a competitor in the relevant market in Canada had no connection to its sales to Litton Systems. The federal courts have limited suppliers' antitrust standing in keeping with the rule that plaintiffs can assert only those injuries that are directly related to antitrust violations, and not those that are merely passed on to them by direct participants in the market. SEE 2 Areeda & Hovenkamp, Antitrust Law PARA 375. LSL's participation in the market in other RLG-IRS sales does not change the nature of its injuries from its sales to Litton; it does not make these injuries any more direct. Therefore, LSL cannot parlay its small role as market participant in Canada into claims of injury in its distinct and primary role as a supplier. LSL does not have standing to claim damages due to lost sales to Litton Systems.

II. FOREIGN SALES

    In 1982, Congress passed the Foreign Trade Antitrust Improvements Act ("FTAIA"), amending the antitrust laws to limit subject matter

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jurisdiction over claims arising from trade or commerce with foreign nations.
Under the FTAIA, the Sherman Act applies to conduct that occurs in international commerce only if 1) the conduct has a direct, substantial, and reasonably foreseeable effect on either U.S. domestic, import, or export trade and 2) that effect creates a claim under another provision of the Sherman Act. Furthermore, if the effect is on export trade only, the Sherman Act regulations will apply only to injuries to the U.S. export business. Conduct in U.S. import trade or commerce, however, is always subject to the Sherman Act. SEE 15 U.S.C. Section 6a (the Foreign Trade Antitrust Improvements Act, "FTAIA"). Therefore, in order to establish subject matter jurisdiction, a plaintiff making a claim that arises from conduct in foreign commerce must allege that the conduct had the required effect on U.S.
markets. Courts have consistently found that jurisdiction does not exist if the plaintiff has failed to plead any U.S. effect. SEE MCGLINCHY v. SHELL CHEM. CO., 845 F.2d 802, 813-15 (9th Cir. 1988); EURIM-PHARM v. PFIZER, INC., 593 F.Supp 1102, 1105-07 (S.D.N.Y. 1984); LIAMUIGA TOURS v. TRAVEL IMPRESSIONS, LTD., 517 F.Supp 920 (E.D.N.Y. 1985). Conversely, it is clear that jurisdiction exists if the plaintiff itself has experienced both U.S.
and foreign effects from the anti-competitive conduct. SEE COORS BREWING CO.
v. MILLER BREWING CO., 889 F.Supp 1394 (D. Colo. 1995); UNITED PHOSPHORUS, LTD. v. ANGUS CHEMICAL CO., 1994 WL 577246, at *8-10 (N.D. Ill. 1994).

     In this case, there is no doubt that Honeywell acted in international commerce, that its acts had a direct, substantial, and reasonably foreseeable effect on U.S. domestic and export commerce, and that this effect gave rise to a claim under the Sherman Act. However, the claim to which this domestic effect gave rise was Litton Systems' claim, not LSL's. LSL's only cognizable claim for damages, its losses in its Canadian sales, is based solely on the foreign effects of Honeywell's conduct. Therefore, the Court is presented

                                      11
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with the question of whether LSL can establish subject matter jurisdiction over its claim for foreign losses by pleading the existence of unrelated domestic anti-competitive effects also caused by Honeywell's course of conduct, but otherwise unrelated to LSL's claims.

     The case law does not offer the Court an easy answer with respect to this issue. In assessing the claims of a foreign plaintiff who had been injured abroad, the D.C. Circuit considered the connection between the plaintiff's injury and the domestic effect, finding that jurisdiction existed in a case in which the foreign antitrust injury to the plaintiff was actually the means causing the harm to U.S. consumers. SEE CARIBBEAN BROADCASTING SYSTEM v. CABLE & WIRELESS PLC, 148 F.3d 1080, 1087 (D.C. Cir. 1998). A Northern District of California court found an allegation of a domestic effect that was unrelated to the plaintiff's injury to be sufficient to establish jurisdiction at the pleading stage. SEE GALAVAN SUPPLEMENTS, LTD.
v. ARTHUR DANIELS MIDLAND CO., 1997 WL 732498 (N.D. Cal. 1997).(6)

     The legislative history does not provide any real guidance in establishing the limits of jurisdiction under the FTAIA. The Supreme Court has noted, without interpreting the statute, that it is not clear how the FTAIA is to be applied, nor whether Congress intended it to codify existing case law or to repudiate it and establish a new standard. SEE HARTFORD FIRE INS. CO. v. CALIFORNIA, 509 U.S. 764, 796-97 n.23 (1993). The legislative history does indicate that

----------------------------
      (6)Although several courts have expressly held that foreign companies cannot "piggy-back" their foreign claims onto the unrelated domestic claims of U.S. exporters, these holdings were made in the context of the FTAIA's additional limitations on jurisdiction when the sole harm to a U.S. market was to U.S. export businesses. SEE THE 'IN' PORTERS, S.A., v. HANES PRINTABLES, INC., 663 F. Supp 494 (M.D.N.C. 1987); OPTIMUM, S.A. v. LEGENT CORP., 926 F.Supp 530 (W.D. Pa. 1996). In this case, however, both export and U.S. domestic markets were affected, so this additional limitation on jurisdiction does not apply.

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

Congress's general intent was to clarify and limit subject matter jurisdiction over primarily foreign antitrust claims, but the exact scope of that limitation is not apparent. The House Judiciary Committee's report makes some statements that could be interpreted to permit jurisdiction for all plaintiffs once a showing has been made of some substantial impact on U.S. markets, while other statements suggest that Congress intended to extend jurisdiction to foreign plaintiffs only when their injuries bore some relationship to the domestic injury that established jurisdiction. SEE House Report No. 97-686, 97th Cong., 2nd Sess. 1982, 1982 U.S.C.C.A.N. 2487, 1982 WL
25066 (Leg. Hist.) (Aug. 2, 1982). The report states that the FTAIA is intended to "require that the `EFFECT' providing the jurisdictional nexus must also be the basis for the injury alleged under the antitrust laws." ID. (emphasis supplied). This seems to suggest that the plaintiff's injury must be related to the domestic effect. But the report goes on to state that "it is sufficient that the CONDUCT providing the basis of the claim has had the requisite impact on the domestic or import commerce of the United States. . . or on an export opportunity of a person doing business in the United
States." ID. (emphasis supplied).

      Since the language of the FTAIA is vague, and Congress's intent regarding the scope of subject matter jursidiction is not clear, the Court must interpret the statute in light of the purpose of the antitrust laws to protect competition in U.S. markets, and in light of Congress's general intent in enacting the FTAIA to clarify and limit the scope of antitrust jurisdiction over foreign transactions and losses. The FTAIA expressly requires that the effect on U.S. markets give rise to a claim for subject matter jurisdiction to exist. SEE [illegible] U.S.C.A. Section 6a(2). The most reasonable way to understand this statement is that it requires that the domestic effect have given rise to the claim that is before the court; otherwise, the court would have

                                      13
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to assess the injuries of parties not before the court to determine the existence of subject matter jurisdiction. If Congress had not intended to require that the foreign claim have some nexus to the effect on U.S. markets, it would have repeated the language of the first provision of Section 6a and required that the conduct, rather than the effect, give rise to an antitrust claim.

     Furthermore, Congress's goal of focusing the antitrust law on protection of American markets and consumers will be effectively achieved by permitting adjudication of foreign claims when the injury to the foreign plaintiff has itself harmed U.S. markets. In such cases, protecting the foreign plaintiff will also protect U.S. markets. SEE CARIBBEAN BROADCASTING SYSTEM, 148 F.3d at 1087. In contrast, Congress's goal of protecting U.S. markets and achieving reasonable legal certainty for companies operating abroad would not be achieved by having the courts adjudicate foreign claims in which a domestic effect is pled merely as a prerequisite to the merits of the claim. Such a rule would open the floodgates to any and all plaintiffs, whatever the basis of their claims, once conduct affecting the U.S. had been demonstrated. Therefore, the Court interprets the FTAIA to require that a plaintiff who suffered injury abroad demonstrate that its claim arose in connection with the anti-competitive conduct's effect on U.S. markets. LSL has not made such a showing, and therefore the Court does not have subject matter jurisdiction over LSL's claims for its losses on sales in Canada.

     Having found that LSL does not have antitrust standing to bring its claims regarding its sales to Litton Systems and that no subject matter jurisdiction exists with respect to LSL's sales in Canada, the Court grants Honeywell's Motion for Judgment as a Matter of Law as to LSL.


IT IS SO ORDERED.


DATED:  September 23, 1999                /s/ Mariana R. Pfaelzer
        -----------------------           -------------------------------------
                                          Hon. Mariana R. Pfaelzer
                                          United States District Judge



                                      15